SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           (Amendment No. ...)*

                     TRANSPORATIONS COMPONENTS, INC.
                      -----------------------------
                             (Name of Issuer)

                  Common Stock $.01 Par Value Per Share
                  -------------------------------------
                      (Title of Class of Securities)

                               893878 10 8
                           -------------------
                              (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  893878 10 8             13G                Page 2 of 7 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               PETER D. LUND


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (A)[ ]
           None
                                                             (B)[ ]

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA


       NUMBER OF                    5  SOLE VOTING POWER
                                         1,000,009
         SHARES
                                    6  SHARED VOTING POWER
      BENEFICIALLY                       0

        OWNED BY                    7  SOLE DISPOSITIVE POWER
                                         1,000,009
          EACH

       REPORTING                    8  SHARED DISPOSITIVE POWER
                                         0
         PERSON

          WITH

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         1,000,009

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [ ]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.6%

  12   TYPE OF REPORTING PERSON*
                  IN

                                   ITEM 1(A)

Name of issuer: The name of the issuer is Transportation Components, Inc. dba TransCom USA ("TransCom USA").

                                   ITEM 1(B)

Address of issuer's principal executive offices: The principal executive office of TransCom USA is Three Riverway, Suite 200, Houston, Texas 77056.

                                   ITEM 2(A)

Name of person filing:  The reporting person is Peter D. Lund.

                                   ITEM 2(B)

Address or principal business office or, if none, residence: The address of Peter D. Lund is 2650 University Avenue, St. Paul, Minnesota 55114.

                                   ITEM 2(C)

Citizenship:  Peter D. Lund is a citizen of the United States of America.

                                   ITEM 2(D)

Title of class of securities: The class of securities of TransCom USA owned beneficially by Peter D. Lund is common stock, $.01 par value (the "Common Stock").

                                   ITEM 2(E)

CUSIP Number: 893878 10 8

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) The amount of securities beneficially owned by Peter D. Lund is 1,000,009.

(b) The percent of the class of Common Stock beneficially owned by Peter D. Lund is 5.6%.

(c) Peter D. Lund has the sole power to vote or to direct the vote of 1,000,009 shares of the Common Stock and the sole power to dispose or to direct the disposition of 1,000,009 shares of the Common Stock.

                                     ITEM 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     ITEM 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     ITEM 8

Identification and Classification of Members of the Group:  Not applicable

                                     ITEM 9

Notice of Dissolution of Group:  Not applicable

                                    ITEM 10

Certification:  Not applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 10, 1999
                                            (Date)


                                            /s/PETER D. LUND
                                            (Signature)


                                            Peter D. Lund
                                            (Name/Title)